UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2017

001-35878

(Commission

File Number)

Intelsat S.A.

(Translation of registrant’s name into English)

4 rue Albert Borschette

Luxembourg

Grand-Duchy of Luxembourg

L-1246

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Fourth Quarter and Full-Year 2016 Results

Furnished as Exhibit 99.1 and incorporated herein by reference is a copy of a press release announcing the fourth-quarter and full-year 2016 results of Intelsat S.A. (“Intelsat”). Furnished as Exhibit 99.2 and incorporated herein by reference are quarterly commentary materials by certain officers of Intelsat.

Merger and SoftBank Investment

On February 28, 2017, Intelsat issued a press release announcing that it had entered into a combination agreement with WorldVu Satellites Limited (“OneWeb”), pursuant to which, subject to the terms and conditions thereof, OneWeb will combine with Intelsat (the “Merger”).

Also on February 28, 2017, the Company entered into a share purchase agreement with SoftBank Group Corp. (“SoftBank”), pursuant to which, subject to the terms and conditions thereof, SoftBank will acquire common shares and non-voting preferred shares of Intelsat for aggregate cash consideration of $1.73 billion (the “SoftBank Investment” and, together with the Merger, the “Transactions”).

Furnished as Exhibit 99.3 and incorporated herein by reference is a copy of the press release announcing the Transactions. Furnished as Exhibit 99.4 and incorporated herein by reference is a copy of an investor presentation made in connection with the announcement of the Transactions.

(d) Exhibits.

Exhibit Number	Description

99.1	Press Release, dated February 28, 2017, entitled “Intelsat Announces Fourth Quarter and Full-Year 2016 Results”

99.2	Quarterly Commentary by Stephen Spengler, Chief Executive Officer, and Jacques Kerrest, Executive Vice President and Chief Financial Officer, made available on Intelsat’s public website on February 28, 2017

99.3	Press Release, dated February 28, 2017, entitled “Intelsat and OneWeb Announce Conditional Combination Agreement”

99.4	Investor Presentation, dated February 28, 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTELSAT S.A.

Date: February 28, 2017	By:	/s/ Michelle V. Bryan
	Name:	Michelle V. Bryan
	Title:	Executive Vice President, General Counsel and Chief Administrative Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release, dated February 28, 2017, entitled “Intelsat Announces Fourth Quarter and Full-Year 2016 Results”

99.2	Quarterly Commentary by Stephen Spengler, Chief Executive Officer, and Jacques Kerrest, Executive Vice President and Chief Financial Officer, made available on Intelsat’s public website on February 28, 2017

99.3	Press Release, dated February 28, 2017, entitled “Intelsat and OneWeb Announce Conditional Combination Agreement”

99.4	Investor Presentation, dated February 28, 2017